UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                         Commission File Number    0-556
                                                                ----------

(Check One):
X     Form 10-K
      Form 20-F
      Form 11-K
      Form 10-Q
      Form N-SAR
      Form N-CSR

For period ended  December 31, 2003

  Transition Report on Form 10-K and Form 10-KSB

  Transition Report on Form 20-F

  Transition Report on Form 11-K

  Transition Report on Form 10-Q and Form 10-QSB

  Transition Report on Form N-SAR

For the transition period ended ________________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________






                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:

         SureWest Communications

Former name if applicable:
                           -----------------------------------------------------
Address of principal executive office (Street and Number):

         200 Vernon Street

City, state and zip code:

         Roseville, California 95678



                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b). the following should be completed (Check box if appropriate).

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

X    (b)  The subject annual report,  semi-annual  report,  transition report on
          Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


     SureWest Communications (the "Company") is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 (the "Form 10-K") on or before the due date without unreasonable effort or expense.

     The Company announced previously that the Audit Committee of the Board of Directors had launched a formal internal inquiry, and retained independent legal counsel to conduct the inquiry with the assistance of forensic accountants. The inquiry was in response to the discovery of irregularities in the Company's cash management and investment functions, and violations of the Company's investment policies.

     Subsequent to the commencement of the formal internal inquiry, three individuals, including a former Company employee, were arrested by federal authorities and later indicted by a federal grand jury in connection with a scheme resulting in $2 million of missing Company funds. The Company's Audit Committee has been advised that the irregularities were confined to 2003 and the former employee recently indicted by the federal grand jury.

     While the investigation is now substantially complete, the dedication of appropriate Company personnel and resources to assure a thorough investigation, and the need to await the general findings of the investigation to consider their impact, have delayed the completion of the preparation of the 2003 consolidated financial statements. The Company's independent auditors, Ernst & Young LLP, have advised the Company of the presence of material weaknesses in various aspects of internal controls, including the control of cash and investments. The Company anticipates it will file the Form 10-K on or before March 30, 2004, as indicated in Part II of this Form 12b-25.

     The Company has provided additional information concerning the investigation and the Company's current expectations regarding future announcements in a press release issued on March 15, 2004, which is included as an Exhibit under Item 12 to Form 8-K furnished to the Securities and Exchange Commission on March 15, 2004.

                                     PART IV

                                OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification.

Michael D. Campbell                              (916)          786-4282
--------------------------------------------------------------------------------
      (Name)                                  (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                       X  Yes       No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       X  Yes       No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Through the nine-months ended September 30, 2003, the Company's unaudited results included reported Operating Revenues of approximately $147 million and Net Income of approximately $4.9 million, which reflected an increase in Operating Revenues over the prior year period, but a decrease of approximately $6.3 million in Net Income for the nine-month period, consistent with the Company's reports of increased expenditures for its newer businesses. Based upon the information currently available to the Company, its Operating Revenues in 2003 will exceed the prior year's results, but consistent with the pattern of the significant change in the unaudited nine-month Net Income results through September 30, 2003, as compared to prior year results ($11.2 million in the nine-month period in 2002 compared to $4.9 million in the comparable 2003 period), the Company's 2003 full-year Net Income will reflect a significant decrease from the 2002 results, even without the income statement effects of the missappropriated $2 million. The Company will release quantitative results closer to the filing of the Form 10-K before March 30, 2004.

                             SUREWEST COMMUNICATIONS
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

         Date:  March  15, 2004     By    /s/ Michael D. Campbell
                                       -----------------------------------------
                                          Michael D. Campbell
                                          Executive Vice President and
                                            Chief Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).